UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 17, 2018

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated May 17, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 17, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
FIRST QUARTER 2018 RESULTS
Highlights

•
Reported GAAP net income attributable to the partners and preferred unitholders of $23.9 million and adjusted net income attributable to the partners and preferred unitholders(1) of $13.7 million (excluding items listed in Appendix A to this release) in the first quarter of 2018.

•	Generated GAAP income from vessel operations of $19.5 million and total cash flow from vessel operations(1) of $161.5 million in the first quarter of 2018.

•	Generated distributable cash flow(1) of $39.4 million, or $0.10 per common unit, in the first quarter of 2018.

•	In May 2018, the Petrojarl I FPSO and the last remaining East Coast Canada shuttle tanker newbuilding commenced their respective charter contracts.

•	Completed the previously-announced contract extension on the Voyageur Spirit FPSO with Premier Oil, extending production until at least April 2019.
Hamilton, Bermuda, May 17, 2018 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended March 31, 2018.

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017 (2)	2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	323,199	295,728	276,138
Income from vessel operations	19,498	51,026	60,458
Equity income	13,998	2,126	4,475
Net income	16,060	16,037	21,263
Net income attributable to the partners and preferred unitholders	23,919	15,399	18,891
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	161,538	144,903	141,289
Distributable cash flow (DCF) (1)	39,359	34,449	30,633
Adjusted net income attributable to the partners and preferred unitholders (1)	13,701	11,329	15,157

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Please refer to Appendices to the release announcing the results for the fourth quarter of 2017 attached as Exhibit 1 to the Form 6-K filed with the Securities and Exchange Commission on February 22, 2018, for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net income and non-GAAP adjusted net income decreased for the first quarter of 2018, compared to the same quarter of the prior year. Lower earnings from the Partnership's towage fleet and non-recurring repair and maintenance expenses in the first quarter of 2018 relating to two of the Partnership's redelivered shuttle tankers were offset by revenue earned from the commencement of operations of the Pioneiro de Libra FPSO in November 2017, the Randgrid FSO in October 2017, and the Beothuk Spirit and Norse Spirit shuttle tankers in December 2017 and January 2018, respectively. GAAP net income for the first quarter of 2018, compared to the same quarter of the prior year, was also negatively impacted by the write-down of two of the Partnership's shuttle tankers and an increase in depreciation expense due to changes in accounting estimates, partially offset by an increase in unrealized gains on derivative instruments.
CEO Commentary

“With the recent contract start-up of the Petrojarl I FPSO and the third East Coast Canada shuttle tanker newbuilding now delivered, we have completed all of our near-term growth projects,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.  “Since September 2017, we have delivered one FSO unit, two FPSO units and three East Canada shuttle tanker newbuildings, and each project has now commenced its long-term charter contract with high-quality customers. These projects are expected to collectively generate annual cash flow from vessel operations of approximately $200 million, some of which has not yet been fully reflected in our financial results, which is also expected to naturally delever our balance sheet over time.”

“During the first quarter of 2018, we also finalized the contract extension on the Voyageur Spirit FPSO with Premier Oil to extend production to at least April 2019 at a lower fixed-rate, and with the continuing strong oil price fundamentals, we believe this contract could be extended further.”  Ms. Saether continued, “Looking ahead, with a stronger balance sheet, market-leading positions, operational excellence and strong and supportive sponsors, we believe Teekay Offshore is well-positioned to benefit from the expected strong demand for offshore production, storage and transportation.”

-more-

Summary of Recent Events
Growth Projects Update

In May 2018, the Petrojarl I FPSO successfully achieved first oil and commenced its five-year charter contract with a consortium led by Queiroz Galvão Exploração e Produção SA (QGEP) on the Atlanta oil field, which is the Petrojarl I FPSO’s tenth field over its lifetime. The Petrojarl I FPSO is expected to generate annualized cash flow from vessel operations(1) of approximately $25 million(2) for the first 18 months, increasing to annualized cash flow from vessel operations(1) of approximately $55 million(2), plus additional potential upside from oil price tariffs.

In late-2017 and March 2018, the Partnership took delivery of its last two of three East Coast of Canada shuttle tanker newbuildings, the Norse Spirit and Dorset Spirit, which commenced their respective long-term charter contracts in January and May 2018, respectively, with a group of companies that includes Canada Hibernia Holding Corporation, Chevron Canada, Exxon Mobil, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy. The Norse Spirit and Dorset Spirit replaced existing owned and in-chartered vessels servicing the East Coast of Canada, both of which have been repositioned to the North Sea to operate in the Partnership’s contract of affreightment (CoA) portfolio.

In February 2018, the Partnership took delivery of the last of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Keeper, constructed by Niigata Shipbuilding & Repair in Japan.

Recontracting of FPSO Units

In April 2018, the Partnership signed the previously-announced contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO on the Huntington field to at least April 2019. The new contract, which took effect in April 2018, includes a lower fixed charter rate component plus a component based on oil production and oil price.

ALP Contract Award

In February 2018, ALP Maritime, the Partnership’s towage subsidiary, was awarded a contract to provide five vessels to perform mobilization and field installation services for the Kaombo Norte FPSO. The contract commenced in mid-March 2018 and is expected to require approximately 330 vessel equivalent days to service the project.

Financing Update

In March 2018, Teekay Offshore refinanced its existing $250.0 million debt facility secured by the Partnership’s three East Coast Canada shuttle tankers with a new five-year $265.8 million debt facility.

The Partnership has reached an agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory principal repayment date by one year to September 2019 in exchange for a partial principal repayment in September 2018.

(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

(2) Excludes the impact of any potential liquidated damages relating to project delays and non-cash revenues.

-more-

Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	March 31, 2018
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(ii)	Total
GAAP FINANCIAL COMPARISON
Revenues	134,238	143,856	33,397	—	7,611	5,017	(920)	323,199
Income (loss) from vessel operations	34,534	(7,420)	10,034	(4,314)	(10,309)	(2,509)	(518)	19,498
Equity income	13,998	—	—	—	—	—	—	13,998
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	65,174	62,600	22,929	(2,661)	(5,924)	(2,509)	—	139,609
CFVO from equity-accounted vessels (i)	21,929	—	—	—	—	—	—	21,929
Total CFVO (i)	87,103	62,600	22,929	(2,661)	(5,924)	(2,509)	—	161,538

	Three Months Ended
	March 31, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
GAAP FINANCIAL COMPARISON
Revenues	112,855	136,233	11,489	827	10,898	3,836	—	276,138
Income (loss) from vessel operations	32,980	37,072	3,032	(9,283)	(2,938)	(405)	—	60,458
Equity income	4,475	—	—	—	—	—	—	4,475
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	65,444	67,718	7,372	(7,650)	440	(405)	—	132,919
CFVO from equity-accounted vessels (i)	8,370	—	—	—	—	—	—	8,370
Total CFVO (i)	73,814	67,718	7,372	(7,650)	440	(405)	—	141,289

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

(ii)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore, during the three months ended March 31, 2018.

-more-

FPSO Segment

Income from vessel operations remained consistent and total cash flow from vessel operations (including equity-accounted vessels) increased for the three months ended March 31, 2018, compared to the same quarter of the prior year, primarily due to the commencement of operations of the Partnership's 50 percent-owned Pioneiro de Libra FPSO in late-November 2017.

Shuttle Tanker Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended March 31, 2018, compared to the same quarter of the prior year, primarily due to the redelivery of the Nordic Brasilia and Nordic Rio in August 2017 and October 2017, respectively, and non-recurring repair and maintenance expenses incurred during the first quarter of 2018 to prepare these vessels for trade in the conventional tanker market, the dry docking of one vessel during the first quarter of 2018 and the sale of the Navion Marita in November 2017, partially offset by the commencement of the charter contracts in the East Coast of Canada for the Beothuk Spirit and Norse Spirit in December 2017 and January 2018, respectively, and higher charter renewal rates for the Petronordic and Petroatlantic commencing from April 2017. Income from vessel operations for the three months ended March 31, 2018 was also negatively impacted by the write-downs of the Nordic Spirit and the Stena Spirit and an increase in depreciation expense due to changes in accounting estimates.
FSO Segment

Income from vessel operations and cash flow from vessel operations increased for the three months ended March 31, 2018, compared to the same quarter of the prior year, primarily due to the commencement of the Randgrid FSO charter contract in October 2017.
UMS Segment

Income from vessel operations and cash flow from vessel operations increased for the three months ended March 31, 2018, compared to the same quarter of the prior year, primarily due to lower operating expenses as a result of the lay-up of the Arendal Spirit UMS since the fourth quarter of 2017.
Towage Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended March 31, 2018, compared to the same quarter of the prior year, reflecting the challenging towage markets.

Conventional Tanker Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended March 31, 2018, compared to the same quarter of the prior year, primarily due to the termination of the Blue Power time-charter-out contract in the fourth quarter of 2017 and subsequent trading of the vessel in the weak spot conventional tanker market during the first quarter of 2018. The time-charter-in contracts for both of the conventional tankers included in this segment are scheduled to expire in March 2019.

-more-

Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of May 1, 2018.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	8	(i)	—	—		8
Shuttle Tanker Segment	30	(ii)	2	4	(iii)	36
FSO Segment	6		—	—		6
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Conventional Segment	—		2	—		2
Total	55		4	4		63

(i)
Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Teekay Offshore’s ownership interest is 50 percent and the upgraded Petrojarl I FPSO, which commenced operations early-May 2018.

(ii)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iii)
Includes four Suezmax-size DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 through 2020, two of which will operate under Teekay Offshore's master agreement with Statoil and two of which will join Teekay Offshore's CoA portfolio in the North Sea.

Liquidity Update

As of March 31, 2018, the Partnership had total liquidity of $350.9 million (comprised of $225.9 million in cash and cash equivalents and $125.0 million in undrawn credit facilities), excluding $9.5 million included in restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade project costs.

In March 2018, the Partnership entered into an 18-month $125.0 million unsecured revolving credit facility, of which $25.0 million is being provided by Teekay Corporation and $100.0 million is being provided by Brookfield Business Partners L.P.,together with institutional partners. The $125.0 million facility was undrawn as at March 31, 2018 and is included in the Partnership's total liquidity of $350.9 million as of that date.

-more-

Conference Call

The Partnership plans to host a conference call on Thursday, May 17, 2018 at 12:00 p.m. (ET) to discuss the results for the first quarter of 2018. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-239-9838 or 647-794-4605, if outside North America, and quoting conference ID code 7086576.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.7 billion, comprised of 63 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, a unit for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore's fleet is employed on medium-term, stable contracts.

Teekay Offshore's common units and preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

-more-

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.

Non-GAAP Financial Measures

Cash Flow From (Used For) Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net income adjusted for depreciation and amortization expense, deferred income tax expense or recovery, vessel write-downs, gains or losses on the sale of vessels, vessel and business acquisition costs, distributions relating to equity financing of newbuilding installments and conversion costs, pre-operational expenses, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities and losses on non-cash accruals of contingent liabilities, amortization of the non-cash portion of revenue contracts, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, unrealized foreign exchange gains and losses, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments and non-controlling interests proportionate share of such interests. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

-more-

Teekay Offshore Partners L.P.
Summary Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)

Revenues	323,199	295,728	276,138

Voyage expenses	(35,006)	(29,005)	(25,141)
Vessel operating expenses	(115,382)	(98,100)	(78,990)
Time-charter hire expenses	(12,727)	(18,375)	(21,756)
Depreciation and amortization (1)	(94,304)	(85,658)	(74,726)
General and administrative	(17,786)	(14,383)	(14,617)
(Write-down) and gain on sale of vessels (2)	(28,496)	148	—
Restructuring recovery (charge)	—	671	(450)
Income from vessel operations	19,498	51,026	60,458

Interest expense	(41,573)	(43,365)	(36,104)
Interest income	658	1,245	346
Realized and unrealized gain (loss)
on derivative instruments (3)	34,450	4,708	(6,532)
Equity income	13,998	2,126	4,475
Foreign currency exchange loss (4)	(1,943)	(693)	(223)
Other (expense) income - net	(3,270)	(3,197)	222
Income before income tax (expense) recovery	21,818	11,850	22,642
Income tax (expense) recovery	(5,758)	4,187	(1,379)
Net income	16,060	16,037	21,263

Non-controlling interests in net income	(7,859)	638	2,372
Preferred unitholders' interest in net income	7,370	5,376	12,386
General partner’s interest in net income	126	76	130
Limited partners’ interest in net income	16,423	9,947	6,375

Weighted-average number of common units:
- basic	410,101,480	410,045,210	148,633,906
- diluted	475,447,576	475,360,951	149,662,366
Total number of common units outstanding
at end of period	410,260,795	410,045,210	149,718,936

(1)
The Partnership's shuttle tankers are comprised of two components: i) a conventional tanker (the “tanker component”) and ii) specialized shuttle equipment (the “shuttle component”). The Partnership differentiated these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the Partnership has assessed the useful life of the tanker component as being 25 years and the shuttle component as being 20 years. During the three months ended March 31, 2018, the Partnership has considered challenges associated with shuttle tankers that have approached 20 years of age in recent years and has reassessed the useful life of the tanker component to be 20 years. This change in estimate, commencing January 1, 2018, impacts 21 vessels in the Partnership's shuttle tanker fleet. Separately, the Partnership has reviewed the residual value for seven vessels in its fleet that are 17 years of age or older and, as a result of a change in current estimated recycling values, has decreased the residual value for these vessels. The effect of these changes in estimates increased depreciation expense and decreased net income by $5.4 million for the three months ended March 31, 2018.

(2)
During the three months ended March 31, 2018, the Partnership incurred a write-down of $28.5 million related to two older shuttle tankers ($14.2 million which relates to one shuttle tanker the Partnership owns through a 50 percent-owned subsidiary), due to the expected redelivery of these vessels from their charterer after completing their bareboat charter contracts in April 2018 and the resulting change in the expectations for the future employment opportunities for the vessels.

-more-

(3)
Realized (loss) gain on derivative instruments relates to amounts the Partnership actually paid to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to the change in fair value of such derivative instruments. During the three months ended March 31, 2018, the Partnership recorded $10.0 million of fees related to the historical amendment of certain interest rate swaps which are included in the realized loss relating to interest rate swaps in the table below.

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
Realized (loss) gain relating to:
Interest rate swaps	(17,143)	(8,360)	(10,666)
Foreign currency forward contracts	618	260	(100)
	(16,525)	(8,100)	(10,766)

Unrealized gain (loss) relating to:
Interest rate swaps	49,300	14,017	3,503
Foreign currency forward contracts	1,675	(1,209)	731
	50,975	12,808	4,234
Total realized and unrealized gain (loss) on
derivative instruments	34,450	4,708	(6,532)

(4)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange loss includes a realized loss relating to the amounts the Partnership paid to settle its non-designated cross currency swaps and an unrealized gain relating to the change in fair value of such swaps, partially offset by an unrealized loss on the revaluation of the NOK bonds, as detailed in the table below. In addition, during the three months ended December 31, 2017, the Partnership recorded realized losses of $33.3 million relating to the termination of certain cross currency swaps which were offset by unrealized gains on the cross currency swaps of $33.3 million, which are included in the table below.

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
Realized loss on cross currency swaps	(1,293)	(34,704)	(3,204)
Unrealized gain on cross currency swaps	6,338	24,936	4,379
Unrealized loss on revaluation of NOK bonds	(5,641)	(57,937)	(1,261)

-more-

Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at
	March 31, 2018	December 31, 2017
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	225,892	221,934
Restricted cash	15,814	28,360
Accounts receivable	137,054	162,691
Prepaid expenses	36,815	30,336
Due from affiliates	39,871	37,376
Other current assets	10,107	29,249
Total current assets	465,553	509,946

Vessels and equipment
At cost, less accumulated depreciation	4,457,170	4,398,836
Advances on newbuilding contracts and conversion costs	225,129	288,658
Investment in equity accounted joint ventures	187,304	169,875
Deferred tax asset	24,222	28,110
Other assets	185,686	113,225
Goodwill	129,145	129,145
Total assets	5,674,209	5,637,795

LIABILITIES AND EQUITY
Current
Accounts payable	11,677	43,317
Accrued liabilities	200,951	187,687
Deferred revenues	51,811	69,668
Due to affiliates	72,361	108,483
Current portion of derivative instruments	58,333	42,515
Current portion of long-term debt	684,118	589,767
Other current liabilities	7,849	9,056
Total current liabilities	1,087,100	1,050,493

Long-term debt	2,425,126	2,533,961
Derivative instruments	97,167	167,469
Due to affiliates	164,195	163,037
Other long-term liabilities	258,262	249,336
Total liabilities	4,031,850	4,164,296

Redeemable non-controlling interest	—	(29)

Equity
Limited partners - common units	1,058,848	1,004,077
Limited partners - preferred units	384,923	266,925
General Partner	16,405	15,996
Warrants	132,225	132,225
Accumulated other comprehensive income (loss)	2,989	(523)
Non-controlling interests	46,969	54,828
Total equity	1,642,359	1,473,528
Total liabilities and total equity	5,674,209	5,637,795

-more-

Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2018	March 31, 2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	16,060	21,263
Non-cash items:
Unrealized gain on derivative instruments	(57,313)	(8,680)
Equity income	(13,998)	(4,475)
Depreciation and amortization	94,304	74,726
Write-down of vessels	28,496	—
Deferred income tax expense	4,222	1,436
Amortization of in-process revenue contracts	(3,142)	(3,143)
Unrealized foreign currency exchange loss and other	4,237	7,190
Change in non-cash working capital items related to operating activities	(38,989)	10,802
Expenditures for dry docking	(4,650)	(1,140)
Net operating cash flow	29,227	97,979
FINANCING ACTIVITIES
Proceeds from long-term debt	156,520	94,169
Scheduled repayments of long-term debt	(134,846)	(161,369)
Prepayments of long-term debt	(40,000)	—
Debt issuance costs	(6,264)	(1,054)
Proceeds from issuance of preferred units	120,000	—
Proceeds from issuance of common units	—	240
Expenses relating to equity offerings	(3,997)	(212)
Cash distributions paid by the Partnership	(9,506)	(17,137)
Cash distributions paid by subsidiaries to non-controlling interests	—	(110)
Other	(457)	(372)
Net financing cash flow	81,450	(85,845)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(145,801)	(55,205)
Investment in equity-accounted joint ventures	—	(7,409)
Direct financing lease payments received	1,282	1,892
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million)	25,254	—
Net investing cash flow	(119,265)	(60,722)
Decrease in cash, cash equivalents and restricted cash	(8,588)	(48,588)
Cash, cash equivalents and restricted cash, beginning of the period	250,294	342,287
Cash, cash equivalents and restricted cash, end of the period	241,706	293,699

-more-

Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2018	March 31, 2017
	(unaudited)	(unaudited)
Net income – GAAP basis	16,060	21,263
Adjustments:
Net loss (income) attributable to non-controlling interests	7,859	(2,372)
Net income attributable to the partners and preferred unitholders	23,919	18,891
Add (subtract) specific items affecting net income:
Unrealized gain on derivative instruments (1)	(56,735)	(4,011)
Foreign currency exchange loss (gain) (2)	650	(2,981)
Pre-operational costs (3)	1,188	1,632
Deferred income tax expense relating to Norwegian tax structure (4)	4,674	974
Legal settlements, restructuring charges and other (5)	18,605	652
Write-down of vessels (6)	28,496	—
Non-controlling interests' share of items above (7)	(7,096)	—
Total adjustments	(10,218)	(3,734)
Adjusted net income attributable to the partners and preferred unitholders	13,701	15,157

(1)
Reflects the net unrealized gain due to changes in the mark-to-market value of interest rate swaps and foreign currency forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO equity accounted joint venture and hedge ineffectiveness within the Pioneiro de Libra FPSO equity accounted joint venture.

(2)
Foreign currency exchange loss (gain) primarily relates to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and the unrealized gain or loss related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gain or loss relating to the Partnership's cross currency swaps.

(3)	Reflects depreciation and amortization expense, general and administrative expenses and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing upgrades.

(4)	Reflects the decrease in the deferred income tax asset for the Partnership's Norwegian tax structures.

(5)
Other items for the three months ended March 31, 2018 includes transaction fees relating to the historical amendment of certain interest rate swaps, an increase in depreciation expense as a result of the change in the useful life and residual value estimates of certain of the Partnership's shuttle tankers effective in the first quarter of 2018 (see footnote (1) of the summary consolidated statements of income included in this release for further details) and an accrual for the settlement of one claim. Other items for the three months ended March 31, 2017 mainly includes a restructuring charge relating to the reorganization within the Partnership's FPSO segment.

(6)	See footnote (2) of the summary consolidated statements of income included in this release for further details.

(7)
Items affecting net income include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net income is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net income listed in the table.

-more-

Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)

Net income	16,060	21,263
Add (subtract):
Depreciation and amortization	94,304	74,726
Write-down of vessels (1)	28,496	—
Partnership's share of equity accounted joint venture's distributable cash flow net of estimated maintenance capital expenditures (2)	10,463	5,894
Deferred income tax expense	4,222	1,436
Amortization of non-cash portion of revenue contracts	(4,374)	(3,953)
Distributions on preferred units	(7,370)	(12,386)
Equity income	(13,998)	(4,475)
Estimated maintenance capital expenditures (3)	(42,624)	(41,124)
Unrealized gain on non-designated derivative instruments (4)	(50,975)	(4,234)
Unrealized foreign exchange loss (gain) and other, net	9,012	(887)
Distributable cash flow before non-controlling interests	43,216	36,260
Non-controlling interests' share of DCF	(3,857)	(5,627)
Distributable Cash Flow	39,359	30,633
Amount attributable to the General Partner	(31)	(336)
Limited partners' Distributable Cash Flow	39,328	30,297
Weighted-average number of common units outstanding	410,101,480	148,633,906
Distributable Cash Flow per limited partner unit	0.10	0.20

(1)	See footnote (2) of the summary consolidated statements of income included in this release for further details.

(2)
Estimated maintenance capital expenditures relating to the Partnership’s equity-accounted joint ventures were $5.5 million and $1.0 million for the three months ended March 31, 2018 and 2017, respectively.

(3)
Estimated maintenance capital expenditures for the three months ended March 31, 2018 includes $7.7 million reduction relating to cash compensation received from a shipyard in connection with the delayed delivery of the ALP Keeper.

(4)	Derivative instruments include interest rate swaps, cross currency swaps, and foreign currency forward contracts.

-more-

Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2018
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(1)	Total

Revenues	134,238	143,856	33,397	—	7,611	5,017	(920)	323,199
Voyage expenses	—	(26,887)	(163)	(31)	(4,796)	(3,311)	182	(35,006)
Vessel operating expenses	(55,679)	(40,023)	(10,815)	(1,512)	(7,469)	—	116	(115,382)
Time-charter hire expenses	—	(8,602)	—	—	—	(4,125)	—	(12,727)
Depreciation and amortization	(34,834)	(41,362)	(11,641)	(1,653)	(4,918)	—	104	(94,304)
General and administrative	(9,191)	(5,906)	(744)	(1,118)	(737)	(90)	—	(17,786)
Write-down of vessels	—	(28,496)	—	—	—	—	—	(28,496)
Income (loss) from vessel operations	34,534	(7,420)	10,034	(4,314)	(10,309)	(2,509)	(518)	19,498

	Three Months Ended March 31, 2017
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total

Revenues	112,855	136,233	11,489	827	10,898	3,836	—	276,138
Voyage expenses	—	(21,278)	(325)	—	(3,510)	(28)	—	(25,141)
Vessel operating (expenses) recoveries	(35,093)	(27,429)	(5,079)	(6,485)	(4,914)	10	—	(78,990)
Time-charter hire expenses	—	(16,698)	—	—	(925)	(4,133)	—	(21,756)
Depreciation and amortization	(36,502)	(30,613)	(2,552)	(1,633)	(3,426)	—	—	(74,726)
General and administrative	(7,830)	(3,143)	(501)	(1,992)	(1,061)	(90)	—	(14,617)
Restructuring charge	(450)	—	—	—	—	—	—	(450)
Income (loss) from vessel operations	32,980	37,072	3,032	(9,283)	(2,938)	(405)	—	60,458

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended March 31, 2018.

-more-

Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2018
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Eliminations(1)	Total
Income (loss) from vessel operations
(See Appendix C)	34,534	(7,420)	10,034	(4,314)	(10,309)	(2,509)	(518)	19,498
Depreciation and amortization	34,834	41,362	11,641	1,653	4,918	—	(104)	94,304
Realized gain from the
settlements of non-designated
foreign currency forward contracts	180	162	—	—	89	—	—	431
Amortization of non-cash portion of
revenue contracts	(4,374)	—	—	—	—	—		(4,374)
Write-down of vessels	—	28,496	—	—	—	—	—	28,496
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(325)	—	—	—	—	(325)
Falcon Spirit cash flow from
time-charter contracts	—	—	1,579	—	—	—	—	1,579
Eliminations upon consolidation	—	—	—	—	(622)	—	622	—
Cash flow from (used for) vessel
operations from consolidated vessels	65,174	62,600	22,929	(2,661)	(5,924)	(2,509)	—	139,609

	Three Months Ended
	March 31, 2017
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Eliminations	Total
Income (loss) from vessel operations
(See Appendix C)	32,980	37,072	3,032	(9,283)	(2,938)	(405)	—	60,458
Depreciation and amortization	36,502	30,613	2,552	1,633	3,426	—	—	74,726
Realized (loss) gain from the
settlements of non-designated
foreign currency forward contracts	(85)	33	—	—	(48)	—	—	(100)
Amortization of non-cash portion of
revenue contracts	(3,953)	—	—	—	—	—	—	(3,953)
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(493)	—	—	—	—	(493)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,281	—	—	—	—	2,281
Cash flow from (used for) vessel
operations from consolidated vessels	65,444	67,718	7,372	(7,650)	440	(405)	—	132,919

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended March 31, 2018.

-more-

Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	March 31, 2018		March 31, 2017
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	59,657	29,829	23,792	11,896
Vessel and other operating expenses	(15,800)	(7,900)	(7,052)	(3,526)
Depreciation and amortization	(14,726)	(7,363)	(4,405)	(2,203)
Income from vessel operations of equity-accounted vessels	29,131	14,566	12,335	6,167
Net interest expense (1)	(1,519)	(760)	(1,924)	(962)
Realized and unrealized gain (loss) on derivative instruments (2)	1,368	684	(1,231)	(616)
Foreign currency exchange (loss) gain	(656)	(328)	53	27
Total other items	(807)	(404)	(3,102)	(1,551)
Net income / equity income of equity-accounted vessels before income tax expense	28,324	14,162	9,233	4,616
Income tax expense	(327)	(164)	(282)	(141)
Net income / equity income of equity-accounted vessels	27,997	13,998	8,951	4,475
Income from vessel operations of equity-accounted vessels	29,131	14,566	12,335	6,167
Depreciation and amortization	14,726	7,363	4,405	2,203
Cash flow from vessel operations from equity-accounted vessels	43,857	21,929	16,740	8,370

(1)
Net interest expense for the three months ended March 31, 2018 includes an unrealized gain of $9.7 million ($4.9 million at the Partnership's 50% share) and a realized loss of $1.1 million ($0.6 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow hedges for the Pioneiro de Libra FPSO unit.

(2)
Realized and unrealized gain (loss) on derivative instruments for the three months ended March 31, 2018 and 2017 includes an unrealized gain of $1.8 million ($0.9 million at the Partnership’s 50% share) and an unrealized loss of $0.6 million ($0.3 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai FPSO unit.

-more-

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the estimated future cash flow from vessel operations, including the impact on the Partnership's balance sheet, from the Partnership’s existing near-term growth projects; the potential contract extension for the Voyageur Spirit FPSO; the expected demand for offshore production, storage and transportation services; the expected cash flow from vessel operations relating to the employment of the Petrojarl I FPSO unit on the Atlanta field; the expected duration of the mobilization and field installation services to be performed by the ALP Maritime vessels for the Kaombo Norte FPSO; the possibility of liquidated damages relating to project delays associated with Petrojarl I FPSO unit; the potential for an oil/production tariff on the Petrojarl I and Voyageur Sprit FPSOs; a potential global energy and offshore market recovery; the extension of the Arendal Spirit UMS loan facility; and the Partnership’s ability to benefit from future opportunities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; potential early termination of contracts; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the ability to fund the Partnership’s remaining capital commitments and debt maturities; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

-more-